April 30, 2008
BY EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Christopher Owings Assistant Director

Re:	Fair Isaac Corporation
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed November 28, 2007
Definitive Proxy Statement on Schedule 14A
Filed December 21, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
File No. 1-11689

Ladies and Gentlemen:
     On behalf of Fair Isaac Corporation (“Fair Isaac” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’ letter dated April 1, 2008.
     If appropriate, it is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. With respect to comments 2, 6, and 7, on April 29, 2008, we filed an Amendment No. 1 to our Form 10-K for the fiscal year ended September 30, 2007, in response to these comments. For convenience, the Staff’s numbered comments are set forth below, followed by Fair Isaac’s responses.
     Fair Isaac hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Fair Isaac may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. Owings and Mr. Petrillo, by overnight mail, a copy of this letter.

U.S. Securities and Exchange Commission
April 30, 2008

Form 10-K for Fiscal Year Ended September 30, 2007
Item 1. Business, page 2
Products and Services, page 2
1.	Comment: Please disclose whether any class of similar products or services accounted for more than 10% of consolidated revenue for any of the past three fiscal years. See Item 101(c)(1)(i) of Regulation S-K. In this regard we note the risk factor disclosure on page 15 that the company derives “a substantial portion of [its] revenues from a small number of products and services.” Your disclosure on page 32 indicates that “[m]ost of [y]our revenues are derived from the sale of products and services within the consumer credit, financial services and insurance industries...,” however, your disclosure should be more specific.

Response: No class of similar products or services accounted for more than 10% of the consolidated revenue in any of the past three years other than fraud solutions as disclosed in Note 17 at 15%, 14%, and 13% of the total revenues for fiscal 2007, 2006, and 2005, respectively. We have provided a reference to the aforementioned disclosure in Item 1 on page 2.

We believe the specific disclosure included in Note 17 on page 85, along with the narrative description of our business included in Item 1, Business, meets the requirements referenced in the Staff’s comment. In future filings, we will include the information set forth in Note 17 directly in Item 1, Business.
Item 3. Legal Proceedings, page 26
2.	Comment: Please include a discussion of the current status of the litigation with TransUnion, Equifax and Experian. In this regard, we note your risk factor disclosure on page 16.

Response: We have complied with this comment in our Amendment No. 1 to Form 10-K for the year ended September 30, 2007, filed with the SEC on April 29, 2008.

3.	Comment: Please include a description of the ongoing Braun Consulting case as disclosed in the notes to the financial statements or tell us why you have opted not to discuss it here.

Response: Fair Isaac does not deem the Braun Consulting case to be a material pending legal proceeding requiring disclosure under Item 103 of Regulation S-K. Fair Isaac acquired Braun Consulting, Inc. in November 2004. Although it was not required to do so by SFAS 5, Fair Isaac opted to carry disclosure of the Braun Consulting case forward in the notes to its financial statements from the disclosure previously made in the public filings of Braun Consulting. Fair Isaac made this decision in order to provide consistent disclosure to investors with respect to this

U.S. Securities and Exchange Commission
April 30, 2008

matter over time. This situation was previously addressed in Fair Isaac’s response letter (dated March 1, 2006) to the SEC Staff’s comment letter (dated February 15, 2006) regarding Fair Isaac’s Form 10-K for the fiscal year ended September 30, 2005.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
4.	Comment: We note the disclosure in the risk factors on page 15 that the company has restructured the way in which it sells its products and services. In an appropriate place in the MD&A, please discuss this change and its impact on the company’s operations. In this regard, we note the disclosure on page 38 related to restructuring and acquisition related expenses, but it is unclear whether these expenses are related to the transition to the use of Integrated Client Networks.

Response: The change we made to the method by which we sell our products and services was in connection with a restructuring plan we initiated in June 2006 that also included the elimination of employees in product development, delivery and development functions. Although the restructuring plan included shifting our sales organization to a client-centric approach, it did not involve elimination of sales staff. In Item 1, Business, of our Form 10-K for the year ended September 30, 2006, we described how we market our products and services through our own sales organization that is now organized around Integrated Client Networks, which we described as sales teams organized around customer segments (pages 12-13). This information was also included in Item 1, Business, in our Form 10-K for the year ended September 30, 2007 (page 12). We also determined that it was appropriate to add a risk factor in our Form 10-K for the year ended September 30, 2006, describing the change in how we sell and the risk that this change may harm us if not successful (pages 15-16).

We believe that the restructuring plan was appropriately disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Form 10-K for the year ended September 30, 2006 (page 39). The discussion included the number of employees eliminated and their job function, the charge recorded to income, the timing of related cash payments for severance, and forecasted annualized savings from the employees eliminated. The restructuring plan was also described in MD&A in our Form 10-K for the year ended September 30, 2007 (page 38).

We will continue to carefully assess the disclosure of restructuring actions and their impact on our operations in subsequently filed reports on Form 10-K and 10-Q.

5.	Comment: We also note the disclosure in the risk factor on page 23 relating to your dependence upon conditions in the consumer credit, financial services and insurance

U.S. Securities and Exchange Commission
April 30, 2008

industries. Given the fact that the financial services industry would appear to be tightening any available credit, please provide disclosure in future filings that discusses this trend and any steps you are taking to mitigate any impact upon your operating results and tell us what this disclosure will look like.

Response: With respect to the matters described on page 23 in Item 1A, Risk Factors, we derive significant revenues from customers in the consumer credit, financial services and insurance industries. Fair Isaac provides solutions that help these industries make customer-related decisions that encompass the credit life cycle, from originations through collection. Our fee structure for many of these solutions is usage-based. Therefore, our revenues from these solutions can be influenced by conditions affecting these industries that increase or decrease volume. However, while a tightening credit environment may cause a decrease in revenues in some areas of the credit life cycle, these same influences may cause increases in usage from other areas. For example, some customers may decrease the number of credit scores purchased for originating new accounts, but those same customers may increase credit score purchases for managing existing accounts.

We continue to closely monitor the current credit environment and its impact on our operations, and will include additional disclosure in future filings where appropriate.
Report of Independent Registered Public Accounting Firm, page 52
6.	Comment: Please amend your filing to include the conformed signatures of your auditors in their audit report and consent. Refer to Rule 2-02(a) of Regulation S-X and Item 601(b)(23) of Regulation S-K.

Response: We have complied with this comment in our Amendment No. 1 to Form 10-K for the year ended September 30, 2007, filed with the SEC on April 29, 2008.
Controls and Procedures, page 90
7.	Comment: You disclose that “a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.” You further disclose that “there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.” Please revise your conclusion that your disclosure controls and procedures and internal controls were effective to reflect, if true, that the disclosure controls and procedures and internal controls were effective at the “reasonable assurance” level. Please refer Part II.F.4 of SEC Release No. 33-8238 for guidance.

U.S. Securities and Exchange Commission
April 30, 2008

Response: Please see our amended disclosure in Item 9A, Controls and Procedures, included in our Amendment No. 1 to Form 10-K for the year ended September 30, 2007, filed with the SEC on April 29, 2008.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 18
Compensation Discussion and Analysis, page 18
Elements of Compensation, page 19
8.	Comment: It appears from the disclosure on page 19 that the company is engaging in benchmarking with respect to determining the base salaries of the named executive officers. Please tell us whether the company engages in benchmarking annually such that the committee seeks to have the executive officers’ base salary reach a certain percentile in relation to the companies surveyed. If so, in future filings, please disclose this and provide additional detail about how the company uses benchmarking, including identifying the benchmark and the companies underlying the peer group used to determine the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K. If the company is not engaged in benchmarking, please revise the disclosure to disclose in more detail the factors considered by the committee in addition to the comparative information provided by Towers and Perrin. In addition, please disclose how such factors resulted in the compensation decisions made by the committee. See Staff Observations in the Review of Executive Compensation Disclosure (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).

Response: The Company does not engage in strict benchmarking in determining any element of compensation, including base salary, for its named executive officers (“NEOs”). The Compensation Committee generally believes that it is important to compensate executives at or above the market median in order to attract and retain, and properly motivate, sufficiently skilled executives. Therefore, the Committee generally utilizes the market median, based on data provided by Towers Perrin, to set a lower threshold for total compensation and each element thereof, including base salary. However, the Committee retains full discretion to set each element of total compensation depending on the particular circumstances and considers other factors in setting compensation.

The primary other factors considered in determining base salary are disclosed on page 18 under Determination of Compensation—Overview. While the main reasons for providing a base salary are to compensate executives for fulfilling their primary responsibilities and to provide them with financial stability and predictable cash flow, the base salary is still a part of the total compensation package that is designed to attract, retain and motivate executives. Therefore, all factors that are considered in setting the other elements of an executive’s total compensation are also relevant

U.S. Securities and Exchange Commission
April 30, 2008

in determining base salary. In future filings, we will include disclosure to make this clear.

9.	Comment: We note the disclosure on page 20 that the short-term incentive awards are based in part on “individual results against established goals” and that results are determined through individual performance evaluations. Please expand the discussion of individual performance to discuss the types of factors that are included in the performance evaluations and how difficult it is to achieve the goals established. Please tell us what this disclosure will look like in future filings.

Response: Each executive officer’s performance evaluation seeks to assess his or her individual results against established goals. In addition to shared corporate goals, many factors considered for each executive officer (i.e. the “established goals”) are highly specific to the functions over which he or she has primary responsibility. Therefore, for example, an executive in charge of sales is evaluated on different factors than our general counsel. Each evaluation includes an overall performance rating on a five-point scale as follows: 1-Unacceptable, 2-Needs Improvement, 3-Achieved Expectations, 4-Exceeded Expectations, and 5-Exceptional. As an indicator of the relative ease or difficulty faced by executive officers in seeking to achieve their individual goals, in fiscal 2007, each level on this scale was represented by at least one executive officer, except for 1-Unacceptable. This result was in line with the general company-wide expectation that at most approximately 33% of employees should receive a performance rating in one of the top two levels, and at least 5-10% of employees should receive a performance rating in one of the bottom two levels.

In future filings, we will include disclosure along the lines of the foregoing to help readers understand the nature of the factors considered in an executive’s performance evaluation, and the difficulty of achieving established goals.

10.	Comment: Please elaborate upon your discussion of the Short-Term Incentive program to explain how you determined to pay out $4.5M of the $7.5M after the second fiscal quarter. Please also explain the adjustments that the committee might make “depending upon particular circumstances” to the actual amounts paid to an employee at mid-year and year-end. Please tell us what this disclosure will look like in future filings.

Response: In determining to pay out $4.5 million of the $7.5 million short-term incentive award pool in place after the second fiscal quarter, the Committee considered several factors. On the one hand, Company performance lagged in the second fiscal quarter to the point that the Company adjusted its public revenue and earnings guidance downward. In light of this, and given that the revenue and earnings performance targets under the short-term incentive plan were not being adjusted downward together with Company’s public guidance, it was unlikely that the full-year performance targets could be met. Therefore, the Committee felt it

U.S. Securities and Exchange Commission
April 30, 2008

would be inappropriate to pay out the full $7.5 million, especially since that amount exceeded the full annual short-term incentive amounts paid in both fiscal 2006 and 2005. In addition, the Committee wanted to retain at least a portion of the $7.5 million in order to have it available to pay short-term incentive awards at year-end, because it was unlikely additional amounts would be funded to the award pool for the third and fourth fiscal quarters. On the other hand, Company performance had been strong in the first fiscal quarter. Therefore, the Committee felt it was important to pay out at least a portion of the $7.5 million to recognize the strong first quarter performance and to avoid problems with employee retention.

The Committee has full discretion to make adjustments to the actual individual amounts paid to each employee at mid-year and year-end under the short-term incentive program depending on particular circumstances. And, while individual initial bonus awards are determined using a formula that considers annual base salary, job level and summary performance rating, the Committee often modifies these award amounts based on internal peer equity considerations linked to variations in base salaries and differences in individual performance contributions. With respect to the former, the Committee may for example adjust calculated bonus awards to offset the impact associated with modest base salary differences between individuals within the same job level and with similar performance profiles. With respect to individual performance contributions, the Committee may use its discretion to recognize that providing performance ratings on only a five-point scale does not always provide for sufficient variability, and adjustments may be made to reflect that an employee was very close to receiving a higher or lower performance rating. In future filings, we will include disclosure along the lines of the foregoing to help readers understand the nature of factors considered by the Committee in making adjustments to short-term incentive awards.

11.	Comment: Please revise the discussion of long-term compensation on page 21 to explain how the factors discussed on page 21 resulted in the long-term incentive awards made during the year ended September 30, 2007. Please tell us what this disclosure will look like in future filings.

Response: The key factors considered by the Committee in determining the long-term incentive equity awards for each executive for the year ended September 30, 2007, were (i) the Towers Perrin data and analysis described on page 19 under Peer Group Analysis, (ii) internal peer equity, (iii) the current value of equity holdings in the Company, (iv) job responsibilities, and (v) individual performance. The Committee used the Towers Perrin data and analysis to determine market median levels of equity awards for each executive position. The other factors were considered in determining the actual awards based on particular circumstances for each executive.

U.S. Securities and Exchange Commission
April 30, 2008

For instance, if the Towers Perrin data suggested that two executive positions should have significantly differing annual awards to be at the market median, but the Committee believed that the Fair Isaac executives in these roles were of similar importance and value to Fair Isaac, the Committee might adjust the actual awards to bring them closer into line with each other. If the Committee determined that an annual equity award to a particular executive at approximately the market median would leave such executive meaningfully below an appropriate level in terms of total equity value outstanding, the Committee might increase the annual award. The Committee might also increase an executive’s annual award if it determined that his individual performance entitled him to be rewarded above the market median, or if it identified significant retention risk with respect to the executive. Finally, the Committee feels that it is important to allow executives to elect to receive a portion of equity awards in the form of restricted stock in order to promote continuous alignment of executives’ interests with those of our stockholders. The Committee used these factors to determine the equity awards made to the executive officers other than the CEO in fiscal 2007. The amount of the CEO’s award was determined through the negotiation that led to his joining Fair Isaac.

In future filings, we will include disclosure along the lines of the foregoing to help readers better understand the factors considered by the Committee in determining long-term incentive equity awards.

12.	Comment: Please consider providing a total amount at the end of each table that quantifies the estimated payments and benefits that would be provided to your named executive officers in connection with termination under the circumstances indicated so that the overall amount due to the officer is clear.

Response: In future filings, Fair Isaac expects to include a “total” row at the bottom of each table that quantifies the total estimated payments and benefits that would be provided to each NEO in connection with termination under each circumstance indicated.
Form 10-Q for the Quarter Ended December 31, 2007
13.	Comment: Please confirm that you will address the comments above in your future Forms 10-Q as applicable.

Response: Fair Isaac hereby confirms that it will address the comments above in its future filings on Form 10-Q, as applicable.

U.S. Securities and Exchange Commission
April 30, 2008

     If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 758-5249 or Michael Pung at (612) 758-5603. My fax number is (612) 758-5201.
Sincerely,
/s/ Charles M. Osborne
Charles M. Osborne
Executive Vice President and
Chief Financial Officer
cc:	Dr. Mark N. Greene Mark R. Scadina W. Morgan Burns